November 21, 2007

Securities and Exchange Commission

Mail Stop 3561

100 F Street N.E.

Washington, D.C. 20549-0404

Attn:	William Choi
Branch Chief

Re:	E Com Ventures, Inc. – Response to Letter dated October 31, 2007 regarding:
Form 10-K for the fiscal year ended February 3, 2007
Filed May 4, 2007
File No. 0-10714

Dear Mr. Choi:

E Com Ventures, Inc. (“ECOMV” or the “Company”) has received your letter dated October 31, 2007 with respect to the review by the Securities and Exchange Commission (the “SEC”) of the Company’s Form 10-K for the fiscal year ended February 3, 2007 (“Fiscal 2006 Form 10-K”). For your convenience, each of the numbered comments in your October 31, 2007 letter is repeated herein and the Company’s response is set forth immediately below each such comment.

Distribution, page 6

1.	We have reviewed your response to our prior comment 1 and have the following additional comments:

•

We note your statement that the Company has latitude in establishing prices within the economic constraints of the product’s cost and that management negotiates the prices both on the purchase side with the supplier and the sales side with the customer. Please further explain how these prices are negotiated. Please describe how these sales are initiated, by whom and how you determine the sales price.

The Company’s VP of Purchasing negotiates sales prices and terms with both wholesale customers and suppliers. None of our suppliers dictate the selling prices to our wholesale customers. The Company’s wholesale customers approach our VP of Purchasing and request certain merchandise. Since the Company generally stocks inventory only for retail sale, the VP of Purchasing will inquire with the Company’s suppliers as to the availability, pricing and terms of the merchandise requested by the wholesale customer. The merchandise sold to wholesale customers is also sold in the Company’s retail stores, and generally the Company’s cost of merchandise is the same whether the merchandise is being purchased for sale in its retail stores or for sale to a wholesale customer. Sales prices for wholesale transactions are usually dependent on various factors, including the quantity and type of merchandise requested, as well as the Company’s cost of such merchandise.

•	Please tell us if you have any discretion in selecting an alternate supplier in these direct wholesale sales.

The Company has discretion in supplier selection, however based on the specific brands of fragrance that have been requested by the wholesale customers, the product is available to the Company at the most advantageous cost only from the exclusive licensee of that particular product (see further discussion below). The customer does not dictate the supplier of the product.

•

We note that your analysis lacks an assertion that you are the primary obligor in these direct wholesale shipments, please explain. Please provide us with a sample of your sales contracts for a direct wholesale shipment for each of the five fiscal years ending 2006 and the twenty-six week period ending August 4, 2007.

The Company concluded it is the primary obligor in the wholesale arrangement because it is responsible for fulfilling its wholesale customers’ product needs. Almost all of the merchandise sold by the Company to wholesale customers for the past five years has been fragrance brands which have been purchased from the exclusive licensee of those brands, primarily Parlux Fragrances, Inc. (“Parlux”) and to a lesser extent, Coty-Lancaster, P&G and Falic Fashion Group (see detail of purchases by supplier below).

Wholesale Sales - Purchases by Supplier

	Purchases from Parlux	Purchases from Coty	Purchases from P&G	Purchases from Falic Fashion
6 months ended August 4, 2007	$17,733,926	$6,265,920	$—	$1,279,833
2006	6,166,913	5,796,796	1,115,302	—
2005	10,576,024	6,077,244	—	—
2004	17,686,635	4,260,418	—	—
2003	9,175,563	—	—	—
2002	697,778	—	—	—

The Company’s understanding is that its wholesale customers are unable to purchase this merchandise directly from these suppliers/licensees because of license restrictions imposed by the licensor which restrict the sale of the licensed merchandise to retail companies. Since the Company’s wholesale customers are not retail companies, they cannot obtain the merchandise directly from the supplier; however the customer is able to purchase the merchandise from the Company. The Company is ultimately responsible for the acceptability of the merchandise sold to wholesale customers. For example, if the customer is dissatisfied with the merchandise, they will contact the Company and request that the Company remedy the problem. The wholesale customer does not contact the supplier. If the Company is unable to source the merchandise at acceptable terms from the supplier/licensee, the wholesale customer must try to source the merchandise from another supplier.

The Company does not utilize sales contracts for its direct wholesale shipments. Our wholesale customers generally utilize their own purchase orders for each transaction.

•

It appears from your analysis that you lack general inventory risk although you indicate that the company periodically accepts returns of merchandise from wholesale customers. Please quantify the amount of wholesale merchandise returns for each of the five fiscal years ending 2006 and the twenty-six week period ending August 4, 2007.

The Company has general inventory risk because if a wholesale customer returns merchandise, the Company takes possession and title to the merchandise and does not have a right of return with the supplier. The Company will sell merchandise that has been returned by wholesale customers through its retail stores. Wholesale sales and returns by year are listed below. None of this merchandise returned to the Company was returned back to Parlux, who was the original supplier.

Wholesale Sales and Returns

	Gross Sales	Returns
6 months ended August 4, 2007	$27,443,288	$385,551
2006	14,539,561	713,561
2005	17,875,041	22,041
2004	23,582,326	4,326
2003	14,091,870	2,870
2002	2,148,240	3,240

•

Please detail for us the amount of all sales and purchases between Parlux and Model and its subsidiaries to which you acted as an intermediary for each of the five fiscal years ending 2006 and the twenty-six week period ending August 4, 2007. Please categorize the dollar amount of transactions for both companies in which they were suppliers and customers.

Transactions with Model & Parlux with Perfumania as Intermediary

	Net Sales to Model	Net Purchases from Parlux
6 months ended August 4, 2007	$18,988,926	$17,733,926
Fiscal 2006	6,757,793	6,166,913
Fiscal 2005	11,332,283	10,576,024
Fiscal 2004	18,831,516	17,686,635
Fiscal 2003	10,300,983	9,175,563
Fiscal 2002	1,003,320	697,778

Note 6- Bank Line of Credit and Notes Payable, page 38

2.	We have reviewed your response to prior comment number 11 and have the following additional comments:

•

We are not in a position to agree that your prepayment option on the convertible note allowed you to ignore the change in the fair value of the embedded conversion feature in your cash flow analysis under EITF 96-19. Your response appears to suggest that the conversation feature lacks substance since you concluded that there was no change in the fair value of the embedded conversion option immediately before and after the modification because the Company would call the debt immediately since the conversion option is deep in the money to avoid paying interest to an in-substance equity holder, regardless of the extended terms. Please tell us the basis in GAAP for your conclusion that your redemption right on the convertible debt allows you assume that there is no fair value associated with the embedded conversion feature.

We acknowledge that our prior response to you could have been more clear with respect to our consideration at the time we entered into the agreement to modify the convertible note. We did not ignore the change in the fair value of the embedded conversion feature in our cash flow analysis under EITF 96-19. Rather, for the purpose of our cash flow analysis, we concluded there was no change in the fair value of the embedded conversion feature despite the extension of the due date. Our reasoning is described in the following sentences. The stock price as of the date of the extension exceeded the conversion price; therefore, the conversion option was deep in the money. Further, the convertible note contains a prepayment option without penalty. Accordingly, from a valuation perspective, the expected remaining life of the note was zero regardless of the maturity date of the note. This valuation approach assumes the Company would call the debt immediately since the conversion option was deep in the money to avoid paying interest to an in-substance equity holder, regardless of the extended terms.

We do not believe, and did not intend to suggest, that the conversion feature lacks substance. Rather, we determined there was no change in the fair value of the conversion feature despite the extension of the due date. We have taken various factors into consideration, such as the Company’s liquidity and potential alternative uses of cash, all of which support that the Company had the ability to exercise the call option. Further, we believe the note holder would consider the conversion feature to be substantive since the note can be converted into shares with a value much greater than the par amount of the note, which is equal to the price of the Company’s call option.

As noted above, we did not intend to suggest, nor do we believe, that the embedded conversion feature has no fair value. Rather, there was no change in the fair value of the embedded conversion feature despite the extension. The valuation principle described above is the basis for our conclusion that the extension of the due date did not change the fair value of the embedded conversion feature.

•

Since we believe that the conversion feature is substantive, it appears applying the guidance in EITF 05-7 would have required you to include the change in the fair value of the embedded conversion feature as a current period cash flow in your cash flow analysis of the convertible debt akin to a fee paid for extending the maturity date. Please provide us with your fair value calculation of the embedded conversion feature immediately before and after the modification. Please provide us with a detailed calculation along with all assumptions used in the calculation.

As noted above, we agree that the conversion feature is substantive. Also, we agree that EITF 05-7 requires registrants to include the change in the fair value of the embedded conversion feature as a current period cash flow in our cash flow analysis. However, as noted above, we have concluded the change in the fair value of the embedded conversion feature is zero; therefore, it does not appear to be necessary to perform a calculation.

•	Provide us with an updated cash flow analysis of your convertible debt that includes the difference in the fair value of the embedded conversion immediately before and after the modification.

As noted above, there was no difference in the fair value of the embedded conversion feature immediately before and after the modification; accordingly, it does not appear necessary to update the cash flow analysis under EITF 96-19 and EITF 05-7.

In connection with the Company’s responses to the comments in your October 31, 2007 letter, the Company acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your consideration of the responses provided herein. Please contact the undersigned by telephone at (954) 335-9035 or by facsimile at (954) 335-9181.

Very truly yours,

/s/ Donovan Chin
Donovan Chin
Chief Financial Officer
E Com Ventures, Inc